Filed by Resolute Energy Corporation
(Commission File No. 001-34464)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Resolute Energy Corporation
(Commission File No. 001-34464)
Date: November 29, 2018

Presenatation Resolute Employees November 2018
Filed by Resolute Energy Corporation
(Commission File No. 001-34464)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Subject Company: Resolute Energy Corporation
(Commission File No. 001-34464)
Date: November 29, 2018

Safe Harbor Cautionary Statements Regarding Forward-Looking Information This presentation contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates,” “believes,” “expects,” “intends,” “will,” “should,” “may” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Cimarex’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Cimarex and Resolute, including future financial and operating results, Cimarex’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the transaction, and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this presentation will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Resolute stockholder approval; the risk that Resolute or Cimarex may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger, the risk that an event, change or other circumstances could give rise to the termination of the proposed merger, the risk that a condition to closing of the merger may not be satisfied, the timing to consummate the proposed merger, the risk that the businesses will not be integrated successfully, the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected, the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Cimarex’s common stock or Resolute’s common stock, the risk of litigation related to the proposed transaction, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the diversion of management time on merger-related issues, the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other actions, the ability of management to execute its plans to meet its goals and other risks inherent in Cimarex’s business. All such factors are difficult to predict and are beyond Cimarex’s control, including those detailed in Cimarex’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://www.cimarex.com and on the SEC’s website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Cimarex undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Non-GAAP Measures This presentation also contains certain historical and forward-looking non-GAAP measures of financial performance that management believes are good tools for internal use and the investment community in evaluating Cimarex’s overall financial performance. These non-GAAP measures are broadly used to value and compare companies in the exploration and production industry. Certain measures in this release do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other companies and should not be viewed as a substitute for measures reported under U.S. GAAP. This news release contains references to non-GAAP measures as follows: • Non-GAAP Cash Flow, Non-GAAP Cash Flow Per Share (CFPS), Free Cash Flow and Cash Returned on Capital Employed (CROCE)– Non-GAAP Cash Flow (or Cash Flow) is defined as cash from (used in) operating activities excluding net change in other assets and liabilities, and working capital. Non-GAAP CFPS is Non-GAAP Cash Flow divided by the weighted average number of common shares outstanding. Free Cash Flow is Non-GAAP Cash Flow in excess of capital expenditures, excluding net acquisitions and divestitures. CROCE is defined as cash flow from operating activities net of interest and taxes divided by average capital employed. Management believes these measures are useful to the company and its investors as a measure of operating and financial performance across periods and against other companies in the industry and are an indication of the company’s ability to generate cash to finance capital programs, to service debt and to meet other financial obligations. These measures may be used, along with other measures, in the calculation of certain performance targets for the company’s management and employees. Additional Information and Where to Find It This presentation does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This presentation relates to a proposed business combination between Cimarex and Resolute. In connection with the proposed transaction, Cimarex intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Resolute that also constitutes a prospectus of Cimarex. Each of Cimarex and Resolute also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive proxy statement/prospectus of Resolute will be mailed to stockholders of Resolute if and when available. INVESTORS AND SECURITY HOLDERS OF CIMAREX AND RESOLUTE ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Cimarex and Resolute, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cimarex will be available free of charge on Cimarex’s website at https://www.cimarex.com/home/default.aspx under the tab “Investor Relations” and then under the heading “Financial Information.” Participants in the Solicitation Cimarex, Resolute and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of Cimarex is available in its definitive proxy statement for its 2018 annual meeting, filed with the SEC on March 30, 2018, and information regarding the directors and executive officers of Resolute is available in its definitive proxy statement for its 2018 annual meeting, filed with the SEC on May 18, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Cimarex or Resolute using the sources indicated above. 2

Cimarex Energy Snapshot ï,§NYSE symbol: XECï,§Market Cap1: $7.9 billionï,§~940 Employees ~100 ppl ~375 ppl. –Three offices: ~600 people –Field: ~340 people ï,§Daily Production: 219 MBOE, 64 MBO ~125 ppl.ï,§2018E Production Growth: 17%-18%ï,§2018E Capex: $1.6-$1.7 billionï,§Annual Dividend2: $0.72 1 As of November 28, 2018 2 Annualized yield of announced 3Q18 dividend

Who is Cimarex? Enduring • Maximizing full-cycle return on invested capital Culture Proven Track • Creating value, generating top-tier returns Record Premier • Core positions in the Permian and Anadarko Basins Portfolio Profitable • Trailing 10-year average CROCE: 30% Growth • 10-year production growth CAGR: 11% Strong Financial • Low leverage and liquidity provides opportunities Position

The Culture of Cimarex Idea Generation Driven by Rigorous Technical Evaluation Lookback Acreage Evaluation Concentration Improves Economic Increasing Economies Returns, Operational of Scale, Returns Efficiencies Maximize    Full-Cycle Returns Financial Inventory Discipline Expansion Strong Returns, Cash Innovation and Flow Growth, Liquidity, Exploration Optionality Focused Execution Focused on Maximizing IRR, NPV

History of Outsized Returns Cash Return on Capital Employed (CROCE) XEC vs S&P 500 E&P Peers 50% 40% 30% 20% 10% 0% 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 XEC Peer Avg.

XEC Generating Top-Tier Returns 2018 Cash Return on Capital Employed (CROCE) XEC vs S&P 500 30% 25% 20% Average (%) CROCE 15% 10% 5% 0% Source: Stifel estimates E&P estimates based on Stifel estimates, S&P 500 estimates based on consensus CROCE = (CFFO + Interest (1-tax))/ (Avg Capital Employed) 7

Delaware Basin – Overview ï,§ 259,000 total net acresï,§ 70% of 2018 D&C Budgetï,§ Currently running 12 rigs, 2 completion crewsï,§ Stacked pay opportunities provides multi-zone development opportunities –Upper and Lower Wolfcamp –Second and Third Bone Spring – Avalon 8

Delaware Basin – Culberson/White City Lower Wolfcamp Upper Wolfcamp Operated SWD ï,§ 100,000+ net acres, JDA with Chevron in Culbersonï,§ 25% of 2018 D&C capitalï,§ Targeting Upper and Lower Wolfcamp, Bone Springï,§ Western delineation continues to unlock value –Six well average: 30-day IP Carry Back 6 Animal State A 1H Kingdom – of 3,427 Boe/d (56% oil) 4,220 BOE/d, 8 Wells 2,446 Bo/d Producingï,§ Animal Kingdom: –Lower Wolfcamp –8 wells testing 14 wells/section Animal Kingdom spacing 225’ Wolfcamp 1,216’ 225’ Lower 1,216’ 9

Delaware Basin – Lea County Upper Wolfcampï,§ 31,384 net acres Avalon Bone Springï,§ 12% of 2018 D&C capitalï,§ Targeting Upper Wolfcamp, Avalon, Bone Springï,§ Vaca Draw 20-17 Lease IP30s: Triste Draw –Upper Wolfcamp: 4,645 BOE/D (3,032 BO/D) –Avalon: 2,733 BOE/D (2,051 Red Tank BO/D) Red Hills –Leonard: 3,413 BOE/D (2,522 BO/D) ï,§ Triste Draw (Avalon) Vaca Draw 20-17 –6 wells testing 20 wells/section, completing Red Hills Unit 17 – 5,164 BOE/d, 3,611 BO/d 10

Delaware Basin – Reeves County ï,§ 61,853 net acres Upper Wolfcamp Operated SWDï,§ 25% of 2018 D&C capitalï,§ Targeting Upper Wolfcampï,§ Wood State: 12 well/section –Development wells 28% above parent wells Snowshoeï,§ Pagoda State: 16 wells/section –Development wells 16% above Pagoda State parent wells ï,§ Snowshoe: 18 wells/section Wood State –8 well test –Producing

Resolute Assets are a Perfect Fit

ASSET HIGHLIGHTS

- Acquired assets have 79% average W.I.; 83% HBP
- 35 MBoe/d (45% oil)[1]
- 36 horizontal wells completed
- Takeaway in place

RECENT XEC UPPER WOLFCAMP WELL RESULTS

- Snowshoe development (8 wells): 30-day peak avg IP of 2,508 Boe/d, 1,174 Bo/d
- Dixieland: 30-day avg peak IP of 2,505 Boe/d, 1,464 Bo/d
- Livingston: 30-day avg peak IP of 3,264 Boe/d, 1,888 Bo/d



LOVING
REEVES
XEC
SNOWSHOE
DEVELOPMENT
XEC
WOOD STATE
DEVELOPMENT
XEC
LIVINGSTON WELLS
XEC
DIXIELAND
XEC
PAGODA STATE
DEVELOPMENT
XEC Acreage
REN Acreage
XEC Operated Upper Wolfcamp
Operated SWD

[1]Reported 3Q18 average

CIMAREX 12

Well Productivity Improvements Long Lateral Upper Wolfcamp Wells (Culberson and Reeves Counties) Completion Generationï,§ 54 –10,000-ft. lateral Upper IP180 (BOE/d) Wolfcamp wells drilled in Permian Basin since 2013 2,000 ï,§ Improvement in well productivity seen through enhanced completion design 1,500 ï,§ Returns get better with each design change 1,000 – Current wells have IRRs that range from 90-140% ATAX ï,§ Provides strong fully burdened returns 500 0 Gen 1 Gen 2 Gen 3 Gen 4 Oil (b/d)

Cimarex Wells See Continued Productivity Gains

REEVES COUNTY WELL PRODUCTIVITY

10,000' Laterals
Cumulative Production - MBoe



300
250
200
150
100
50
0
30
60
90
120
150
180
Days
2018 - 11 Wells (including 8 well Snowshoe development)
2017 - 11 Wells (including 4 well Pagoda development)
2016 - 7 Wells (including 6 well Wood development)

- 2018 wells outperforming 16/17 results
- Technical advances driving increased productivity:
  - Completion design
  - Optimization of landing zone
  - Spacing/well configuration
- Several spacing tests completed
  - Expect future developments at 12-18 wells/section

CIMAREX 14

Cimarex is a Leader vs Peers in Delaware Basin

180-day Average Production per Well
BOE



250,000
200,000
150,000
100,000
50,000
0
Average Cum 180 Boe (norm. 7,500' LL)
100 %
80 %
60 %
40 %
20 %
0 %
% Oil
53%
A
XEC
REN
B
C
D
E
F
G
H
I

180-day Average Production per Well
Barrels of Oil



200,000
160,000
120,000
80,000
40,000
0
Average Cum 180 Bbl (norm. 7,500' LL)
100 %
80 %
60 %
40 %
20 %
0 %
% Oil
53%
A
XEC
REN
F
E
C
D
B
G
H
I

- Cimarex and Resolute have demonstrated strong well results compared to peers
- Resolute assets compete for capital allocation within Cimarex's already robust drilling inventory
- Cimarex is well positioned to see further well productivity improvements through technical capabilities and application of best practices

Source: IHS, includes all horizontal targets producing in Delaware Basin from 1/1/2015
Peers (listed alphabetically) include: APC, BP, CXO, DVN, EOG, FANG, MTDR, RDS, WPX

CIMAREX 15

Complementary Acquisition in Delaware Basin ïƒ¼ïƒ¼ Adds 21,100 Net Acres in Prolific Reeves County, TXïƒ¼ïƒ¼ Full-Cycle Returns Compete for Capital with Existing Portfolioïƒ¼ïƒ¼ Accretive on All Relevant Financial Metricsïƒ¼ïƒ¼ Acquired Assets are Self-Funding in 2019

Mid-Continent – Overview ï,§ 326,000 net acresï,§ 30% of 2018 D&C capitalï,§ Woodford: 135,625 net undeveloped acres –Participated in >950 wells ï,§ Meramec: 116,500 net acresï,§ 14N-10W area: formulating Woodford/Meramec                co-development plans –Operate 90% of ~24,000 gross acres, 60% WI –$2 billion development (net) –Successfully tested 19 wells/section (Leon Gundy)

2018 Program Overview Production—MBOE/d Capital Program ($mm) 2018E E&D Capital $1,600—$1,700 238-247 218-221 D&C Capital $1,300—$1,400 Midstream/Other $80—$90 D&C as % of E&D 82% Permian 70% Mid-Continent 30% 1QA 2QA 3QA 4QE 2018E Production Guidance 2018E OIL Total (MBoe/d) 218—221 Oil(MBbls/d) 66.0—67.2 Net Wells Online – 2018E 51 46 Pro Forma* Y/Y Growth 2018E 34 Total (MBoe/d) 17%—18% Oil(MBbls/d) 21%—23% 23 15 1QA 2QA 3QA 4QE Wells Drilling *Pro forma excludes Ward County volumes or WOC at Mid-Continent Permian 12/31/18

Positioned for Success Enduring • Maximizing full-cycle return on invested capital Culture • Idea driven, technical emphasis Premier • Generating strong returns Portfolio • Decades of top-tier inventory Profitable • 2018 Oil Production Growth: 21%-23% Growth Strong Financial • Low leverage and liquidity provides opportunities Position

Non-GAAP Reconciliation Reconciliation of Net Income to EBITDA and Adjusted EBITDA1 ($ in Millions) 2015 2016 2017 LTM 9/30/18 Net income (loss) $ (2,580) $ (409) $ 494 $ 650 Income tax expense (benefit) (1,472) (214) 188 143 Interest expense, net of capitalized 55 62 52 47 DD&A and ARO accretion 741 400 462 560 EBITDA (3,256) (161) 1,196 1,400 Impairment of oil and gas 4,033 758 — — Adjusted EBITDA 778 597 1,196 1,400 Debt Adjusted Shares (Using trailing 12-mo (TTM) stock price) 2016 2017 LTM 9/30/18 Basic shares outstanding (in 000s) 95,124 95,437 95,603 Debt adjusted shares outstanding YE Debt, net 847,124 1,099,466 636,054 TTM stock price 115.07 114.00 102.43 Equivalent shares issued using TTM stock price 7,362 9,644 6,210 Debt adjusted shares using TTM stock price 102,485 105,082 101,813 1The above table provides a reconciliation from generally accepted accounting principles (GAAP) net income (loss) to non-GAAP EBITDA and non-GAAP adjusted EBITDA, which excludes ceiling test impairments

Non-GAAP Reconciliation Reconciliation of cash flow from operations1 Debt/Cap calculation Nine Months Ended Sept 30, September 30, ($ in Millions) 2018 ($ in Millions) 2017 2018 Long-term debt (principal) 1,500 Net cash provided by operating activities $ 756 $ 1,158 Stockholders equity 3,026 Change in operating assets and 73 (52) Total capitalization 4,526 liabilities Adjusted cash flow from operations $ 829 $ 1,105 Long-term debt/total capitalization 33% Finding & development (F&D) cost Debt/Adjusted EBITDA calculation Twelve months 2017 Ended Dec 31 LTM Additions to proved reserves (MMBOE) ($ in Millions) 2016 2017 9/30/18 Revisions of previous estimates (10.0) Long-term debt Extensions & discoveries 156.8 $1,500 $1,500 $1,500 (principal) Purchase of reserves 0.2 Total Additions (all sources) 147 Adjusted EBITDA 597 1,196 1,400 Total Capital ($MM) $ 1,281 Debt/Adjusted EBITDA 2.5x 1.3x 1.1x F&D Costs (all sources) ($/BOE) $    8.71 Drilling F&D cost (extensions & discoveries) ($/BOE) $    8.17 1Management uses the non-GAAP measure of adjusted cash flow from operations as a means of measuring the company’s ability to fund its capital program and dividends, without fluctuations caused by changes in current assets and liabilities, which are included in the GAAP measure of cash flow from operating activities. Management believes this non-GAAP measure provides useful information to investors for the same reasons, and that it is also used by professional research analysts in providing investment recommendations pertaining to companies in the oil and gas exploration and production industry.

Non-GAAP Reconciliation Cash Return on Capital Employed (CROCE) Cash Flow from Operating Activities+ After-tax Interest Expense Average Book Equity + Average Debt 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Cash flow from operating activities 1,367 675 1,130 1,292 1,193 1,324 1,619 726 626 1,097 Effective Tax Rate 37% 36% 37% 37% 37% 37% 37% 36% 34% 28% Stockholder’s equity 2,349 2,038 2,610 3,131 3,390 3,834 4,332 2,458 2,043 2,568 Debt 591 393 350 405 750 924 1,500 1,500 1,500 1,500 Capitalization 2,941 2,431 2,960 3,536 4,140 4,758 5,832 3,958 3,543 4,068 Interest expense 33 40 37 36 49 55 73 86 83 75 Capitalized int (22) (23) (29) (29) (35) (32) (36) (31) (21) (23) Net interest exp 11 17 8 7 14 23 37 55 62 52 CROCE 41% 26% 42% 40% 31% 30% 31% 16% 18% 30%

Contact Info Contact Karen Acierno Cimarex Energy Co. Director – Investor Relations 1700 Lincoln Street, Suite 3700 kacierno@cimarex.com Denver, CO 80203 303-285-4957 303-295-3995